March 31, 2020

Via EDGAR

Attn: Geoff Kruczek

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Industrial Technical Holdings Corporation
Registration Statement on Form F-1/A
Filed December 4, 2019
File No. 333-233613

In response to your letter dated March 31, 2020, concerning the deficiencies in our registration statement on Form F-1/A, we provide the following responses:

Amendment No. 6 to Registration Statement on Form F-1 filed March 30, 2020

Impact of COVID-19 Outbreak, page 79

1.

Please expand your revisions in response to prior comment 2 to clarify why you are engaged in the measures discussed in the last sentence given that your other disclosures in this section indicate that the outbreak did not have a material impact on your results of operations or financial condition. Please also clarify for how long your factory and suppliers were shut down and the related impact on you.

ANSWER: In response to the Staff’s comment, we have revised our disclosure on page 79 and also added a risk factor on page 8.

Yours truly,

/s/ Andreas Spiegler

Andreas Spiegler,

CEO, Chairman of the Board, Principal Financial Officer and Principal Accounting Officer